Exhibit 4.1

DESCRIPTION OF SECURITIES

Description of Capital Stock

General

The following is a summary of information concerning capital stock of Maptelligent, Inc. (the “Company”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Articles of Incorporation, as amended, and Bylaws (the “Bylaws”), and are entirely qualified by these documents.

Common Stock

Shares Outstanding. The Company is authorized to issue 400,000,000 shares of common stock, par value $0.00001  (“Common Stock”).

Dividends. Subject to prior dividend rights of the holders of any shares of preferred stock of the Company (“Preferred Stock”), holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose. We are subject to Section 78.288 of the Nevada Revised Statutes, which provides that a company may not issue a dividend if the result of such dividend would be to make the company have negative retained earnings.

Voting. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law, the holders of our Common Stock possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our Common Stock that are present in person or represented by proxy.  A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors. Holders of our Common Stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our Common Stock.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Transfer Agent. The transfer agent and registrar for the Common Stock is Action Stock Transfer located at 2469 E. Fort Union Blvd Ste 214, Salt Lake City, UT 84121.